0825 1

SPP CPM

Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6608
Facsimile: 61 7 3237 6708
Email: dday@sppcpm.com

Chairman Mr Campbell Anderson

02034117

30 April, 2002

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SEC MAIL RECEIVED PROCESSING MAY 16 2002 WASH. D.C. 164 SECTION

SUPPL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Letter to Australian Stock Exchange re Request for Removal from the Official List dated 15 March, 2002
- Appendices 3Y *Change of Director's Interest Notice* lodged 18 March, 2002

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Yours faithfully
CENTRAL PACIFIC MINERALS NL

per Diane Day
Group Manager Corporate Relations

dw 5/21

Encls

SPP CPM

Central Pacific Minerals N.L.
ABN 14 008 460 651

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Mr Campbell Anderson

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

15 March, 2002

The Australian Stock Exchange Limited
Level 6
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000

By fax: (07) 3835 1004

Attention: Dianna Higgins

Dear Ms Higgins

Request for Removal from the Official List

We refer to the merger of Central Pacific Minerals N.L. (***CPM***) and Southern Pacific Petroleum N.L. by way of schemes of arrangement.

As you are aware, the schemes of arrangement were approved by CPM's shareholders and convertible noteholders on 24 January 2002 and by the Federal Court of Australia on 27 February 2002. At CPM's request, CPM's ordinary and contributing shares were suspended from quotation on the ASX from the close of business on 28 February 2002.

The merger was implemented on 8 March 2002, upon which date CPM became a wholly owned subsidiary of Southern Pacific Petroleum N.L. Accordingly, we request that ASX cease quoting its ordinary shares and contributing shares and that CPM be removed from the official list in accordance with the listing rules.

Please call Shontel Norgate on 3237 6621 if you require any further information.

SIGNED under Seal of
CENTRAL PACIFIC MINERALS NL

....
Victor H Kuss Jennifer A McFarlane
Director Director

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN VAL BROWNING
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	432,792 Ordinary Fully Paid Shares held through ANZ Nominees Limited 674,940 Equity Participation Shares held through ANZ Nominees Limited
Date of change	8 March 2002
No. of securities held prior to change	674,940 Equity Participation Shares held through ANZ Nominees Limited 4 Special Equity Guarantee Options which have rights of exercise up to 3,775,500 ordinary shares (assuming an exchange rate of AU$1.00 per US$0.50) pursuant to the terms of the US$7.5 million Guarantee Facility which was announced to the market on 21 September 2001 432,792 Ordinary Fully Paid Shares held through ANZ Nominees Limited
Class	
Number acquired	NIL

+ See chapter 19 for defined terms.

Number disposed	674,940 Equity Participation Shares held through ANZ Nominees Limited 4 Special Equity Guarantee Options which have rights of exercise up to 3,775,500 ordinary shares (assuming an exchange rate of AU$1.00 per US$0.50) pursuant to the terms of the US$7.5 million Guarantee Facility which was announced to the market on 21 September 2001 432,792 Ordinary Fully Paid Shares held through ANZ Nominees Limited
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,152,958 Ordinary Fully Paid Shares and 1,798,040 Equity Participation Shares in Southern Pacific Petroleum NL, to be held through ANZ Nominees Limited, as per Scheme of Arrangement 4 Special Equity Guarantee Options which have rights of exercise up to 10,057,932 ordinary shares (assuming an exchange rate of AU$1.00 per US$0.50) pursuant to the terms of the US$7.5 million Guarantee Facility which was announced to the market on 21 September 2001
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CAMPELL MCCHEYNE ANDERSON
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	188,000 Equity Participation shares
Class	
Number acquired	NIL
Number disposed	188,000 Equity Participation shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	500,832 Equity Participation Shares in Southern Pacific Petroluem NL as per Scheme of Arrangement
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NORTON BELKNAP
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	86,800 Ordinary Fully Paid Shares 140,815 Equity Participation Shares
Class	
Number acquired	NIL
Number disposed	86,800 Ordinary Fully Paid Shares 140,815 Equity Participation Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	231,235 Ordinary Fully Paid Shares in Southern Pacific Petroleum NL (SPP) and 375,131 Equity Participation Shares in SPP as per Scheme of Arrangement
No. of securities held after change	NIL

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT BRYAN
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	110,668 Equity Participation Shares
Class	
Number acquired	NIL
Number disposed	110,668 Equity Participation Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	294,820 Equity Participation Shares in Southern Pacific Petroluem NL as per Scheme of Arrangement
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN DAVIDSON
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	110,668 Equity Participation Shares
Class	
Number acquired	NIL
Number disposed	110,668 Equity Participation Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	294,820 Equity Participation Shares in Southern Pacific Petroluem NL (SPP) as per Scheme of Arrangement
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	EDYTHE ALEXIA PARKINSON-MARCOUX
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	111,100 Equity Participation Shares
Class	
Number acquired	NIL
Number disposed	111,100 Equity Participation Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	295,970 Equity Participation Shares in Southern Pacific Petroleum NL as per Scheme of Arrangement
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STUART MCFARLANE
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	5,000 Ordinary Fully Paid Shares held through Parlour Investments Pty Ltd
Date of change	8 March 2002
No. of securities held prior to change	30 Ordinary Fully Paid Shares 343,200 Equity Participation Shares 5,000 Ordinary Fully Paid Shares held through Parlour Investments Pty Ltd
Class	
Number acquired	NIL
Number disposed	30 Ordinary Fully Paid Shares 343,200 Equity Participation Shares 5,000 Ordinary Fully Paid Shares held through Parlour Investments Pty Ltd

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	80 Ordinary Fully Paid shares in Southern Pacific Petroleum NL (SPP), 13,320 Ordinary Fully Paid Shares in SPP held through Parlour Investments Pty Ltd, 914,285 Equity Participation Shares in SPP, as per Scheme of Arrangement
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VICTOR HERBERT KUSS
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest ***(including registered holder)*** Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	231,350 Equity Participation Shares
Class	
Number acquired	NIL
Number disposed	231,350 Equity Participation Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	616,316 Equity Participation Shares in Southern Pacific Petroleum NL as per Scheme of Arrangement
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	1,000 Ordinary Fully Paid Shares and 740,000 Equity Participation Shares
Class	
Number acquired	NIl
Number disposed	1,000 Ordinary Fully Paid Shares and 740,000 Equity Participation Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2,664 Ordinary Fully Paid Shares in Southern Pacific Petroleum NL (SPP) and 1,971,360 Equity Participation Shares in SPP as per Scheme of Arrangement
No. of securities held after change	NIL

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JENNIFER ANN MCFARLANE
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	5,000 Ordinary Fully Paid Shares 740,000 Equity Participation Shares
Class	
Number acquired	NIL
Number disposed	740,000 Equity Participation Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,971,360 Equity Participation Shares in Southern Pacific Petroleum NL as per Scheme of Arrangement
No. of securities held after change	5,000 Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NICHOLAS WITHRINGTON STUMP
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	113,000 Equity Participation Shares
Class	
Number acquired	NIL
Number disposed	113,000 Equity Participation Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	301,032 Equity Participation Shares in Southern Pacific Petroleum NL as per Scheme of Arrangement
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**CENTRAL PACIFIC MINERALS NL**
ABN	**14 008 460 651**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE CHRISTOPHER WRIGHT
Date of last notice	11/01/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest ***(including registered holder)*** Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 March 2002
No. of securities held prior to change	655,000 Equity Participation Shares
Class	
Number acquired	NIL
Number disposed	655,000 Equity Participation Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,744,920 Equity Participation Shares in Southern Pacific Petroleum NL as per Scheme of Arrangement
No. of securities held after change	NIL
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of Replacement Securities for securities held in Central Pacific Minerals NL under Scheme of Arrangement

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6608
Facsimile: 61 7 3237 6708
Email: dday@sppcpm.com

30 April, 2002

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Letter to Australian Stock Exchange dated 12 March, 2002
- Appendices 3B *New Issue Announcement* dated 11 March, 2002
- Stuart Stage 1 Operations Update Report No 23 - 8 March, 2002
- Media Release *No Cash Crisis at Stuart Project* dated 8 March, 2002
- Market Release dated 11 March, 2002
- Company Announcement *Despatch of Holding Statements* dated 15 March, 2002
- Appendices 3Y *Change of Director's Interest Notice* lodged 18 March, 2002
- Announcement *top 20 Shareholders* dated 15 March, 2002
- Company Announcement *Review of Excise for the Stuart Project Continues* dated 22 March, 2002
- Letter to Australian Stock Exchange *Lodgment of Financial Statements and Reports* dated 25 March, 2002
- Notice of Annual General Meeting & Explanatory Memorandum and Form of Proxy - AGM 24 April, 2002
- Chairman's Presentation to Shareholders - AGM 24 April, 2002
- Managing Director's Presentation to Shareholders - AGM 24 April, 2002
- Letter to Australian Stock Exchange - Resolutions of AGM 24 April, 2002
- March 2002 Quarterly Report dated 30 April, 2002, Appendix 5B *Mining exploration entity quarterly report* and SPP Group Cash Flow

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Diane Day
Group Manager Corporate Relations

Encls